August 13, 2025

Sanjay Shukla
Chief Executive Officer
aTyr Pharma, Inc.
10240 Sorrento Valley Road, Suite 300
San Diego, CA 92121

       Re: aTyr Pharma, Inc.
           Registration Statement on Form S-3
           Filed August 7, 2025
           File No. 333-289360
Dear Sanjay Shukla:

       This is to advise you that we have not reviewed and will not review your registration statement.

        Please refer to Rules 460 and 461 regarding requests for acceleration. We remind you that the company and its management are responsible for the accuracy and adequacy of their disclosures, notwithstanding any review, comments, action or absence of action by the staff.

       Please contact Tyler Howes at 202-551-3370 with any questions.



                                                           Sincerely,

                                                           Division of
Corporation Finance
                                                           Office of Life
Sciences
cc:   Charles Bair, Esq.